INTERACTIVE BROKERS LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
(Dollars in Millions, Except Share Data, Unless Otherwise Noted)

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers LLC (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and various securities and commodities exchanges. The Company is also a member of the National Futures Association ("NFA") and is registered with Commodity Futures Trading Commission ("CFTC") as a Futures Commission Merchant and a Foreign Exchange Dealer. The Company executes and clears securities and commodities transactions for customers. Certain transactions are cleared through other clearing brokers. Accordingly, the Company carries securities accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and reserve requirements. The Company carries customer commodities accounts and is subject to the segregation requirements of the Commodity Exchange Act. Pursuant to the Hong Kong Securities and Futures Commission ("SFC") client money segregation rules, the Company is required to ensure that all customer funds held in Hong Kong are segregated in Hong Kong. The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act and the CFTC's minimum financial requirements (Regulations 1.17 and 5.7).

The Company is 99.9% owned by IBG LLC, ("IBG LLC" or "the Group"), a Connecticut limited liability company. In addition to the Company, the Group is comprised of several Operating Companies (Note 7). The Group is consolidated into Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

On May 31, 2015, the Company distributed $15 in connection with the transfer of its ownership interest in the wholly-owned subsidiary Interactive Brokers Corp. ("IB Corp."), which is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of FINRA and NFA, to IBG LLC. This $15 is comprised of $16 cash and $1 net liabilities. This transfer was accounted for as a transaction between entities under common control in accordance with FASB Accounting Standards Codification Topic 805-50, "Business Combinations – Related Issues."

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared pursuant to accounting standards generally accepted in the United States of America ("U.S. GAAP") promulgated in the FASB Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. These estimates and assumptions are based on

judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include the allowance for doubtful accounts, compensation accruals, and estimated contingency reserves.

Fair Value

Substantially all of the Company's assets and liabilities, including financial instruments, are carried at fair value based on published market prices and are marked to market, or are assets and liabilities which are short-term in nature and are carried at amounts that approximate fair value.

The Company applies the fair value hierarchy of FASB ASC 820, "Fair Value Measurement" ("ASC Topic 820"), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

The Company's Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include U.S. government securities which are included in cash and securities – segregated for regulatory purposes and in deposit with clearing organization in the statement of financial condition.

Currency spot and forward contracts, included in receivables from and payables to brokers, dealers, and clearing organizations in the statement of financial condition, are valued using broadly distributed bank and broker prices and are classified as Level 2 of the fair value hierarchy as such instruments are not exchange-traded.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses to be cash equivalents.

Cash and Securities — Segregated for Regulatory Purposes

As a result of customer activities, the Company is obligated by rules mandated by its primary regulators to segregate or set aside cash or qualified securities to satisfy such regulations, which regulations have been promulgated to protect customer assets. Securities segregated for regulatory purposes consist of U.S. government securities of approximately $15.2 billion at December 31,

2015, and securities purchased under agreements to resell in the amount of $0.6 billion as of December 31, 2015, which amounts approximate fair value.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparties with collateral which may be in the form of cash or other securities. With respect to securities loaned, the Company receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. The Company does not net, in the statement of financial condition, securities borrowed and securities loaned entered into with the same counterparty that do not meet the offsetting requirements prescribed in FASB ASC Topic 210-20, "Balance Sheet – Offsetting" ("ASC Topic 210-20").

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell, which are treated as collateralized financing transactions, are recorded at contract value, which approximates fair value. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions. The Company does not net, in the statement of financial condition, securities purchased under agreements to resell transactions and securities sold under agreements to repurchase transactions entered into with the same counterparty that do not meet the offsetting requirements prescribed in ASC Topic 210-20.

Deposit with Clearing Organization

Deposit with clearing organization consists of securities which have been placed with a clearing organization in the normal course of business. At December 31, 2015, the Company had $459 in U.S. government securities, carried at fair value, that were pledged with clearing organizations.

Currency Spot and Forward Contracts

The Company enters into currency swap contracts for customer funds denominated in foreign currencies to obtain U.S. dollars, with a locked-in rate of return, for the purpose of making bank deposits denominated in U.S. dollars to satisfy regulatory segregation requirements and on behalf of its affiliates. A currency swap contract is an agreement to exchange a fixed amount of one currency for a specified amount of a second currency at the outset and exchange back a specified amount at completion of the swap term (i.e. the forward contract). Interest rate differences, between currencies, are captured in the contractual swap rates. The Company also executes currency spot contracts on behalf of its customers and affiliates. These currency spot and forward transactions are recorded on a trade date basis at fair value based on quoted market prices. Included in receivables from and payables to brokers, dealers and clearing organizations are $13 and $4, respectively, which represent unsettled amounts of currency spot and forward contracts at December 31, 2015.

Customer Receivables and Payables

Customer securities transactions are recorded on a settlement date basis and customer commodities transactions are recorded on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of customers. Securities owned by customers, including those that collateralize margin loans or other similar transactions, are not reflected on the statement of financial condition.

Receivables from institutional non-cleared customers and payables for execution and clearing fees are recorded as fees receivables and fees payable, which are included in other assets and accounts payable, accrued expenses and other liabilities on the statement of financial condition, respectively.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations include net receivables and payables from unsettled trades, including amounts related to futures contracts executed on behalf of customers, amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and cash margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive").

Property and Equipment

Property and equipment, which is included in other assets in the statement of financial condition, consists of purchased technology hardware and software, leasehold improvements and office furniture and equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years.

Recently Issued Accounting Pronouncements

Following is a summary of recently issued FASB Accounting Standards Updates ("ASUs") that have affected or may affect the Company's statement of financial condition:

	Affects	Status
ASU 2015-08	*Business Combinations (Topic 805): Pushdown Accounting.* Amendments to SEC Paragraphs Pursuant to Staff Accounting Bulletin No. 115. Measurement of Certain Transfers Between Entities Under Common Control in the Separate Financial Statements of Each Entity.	The amendments are effective immediately.
ASU 2015-14	*Revenue from Contracts with Customers (Topic 606):* Deferral of the Effective Date.	Effective for annual reporting periods beginning after December 15, 2017.
ASU 2016-01	*Financial Instruments - Overall (Subtopic 825-10):* Recognition and Measurement of Financial Assets and Financial Liabilities	Effective for fiscal years beginning after December 15, 2017.

Adoption of those ASUs that became effective during 2015 and 2016, prior to the issuance of the Company's statement of financial condition, did not have a material effect on the statement of financial condition.

3. **TRADING ACTIVITIES AND RELATED RISKS**

The Company's trading activities are comprised of providing securities brokerage services. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- A regular review of the risk management process by the executive management as part of their oversight role;

- Defined risk management policies and procedures supported by a rigorous analytic framework; and

- Articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise from foreign currency exchange rate fluctuations and changes in interest rates. The following discussion describes the types of market risk faced:

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. The Company manages this risk using spot (i.e., cash) currency transactions and currency forward contracts.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash and margin balances and fixed income securities. These risks are managed through investment policies and by entering into interest rate futures contracts.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company's credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company that exposes the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers or counterparties. Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

For cash management purposes, the Company enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. In accordance with industry practice, repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits of cash. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. As of December 31, 2015, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in the statement of financial condition to settle futures and certain over-the-counter contracts at contracted prices, which may require repurchase or sale of the underlying products in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such contracts may exceed the amounts reported in the Company's statement of financial condition.

4.   FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial Assets and Financial Liabilities Measured at Fair Value on a Recurring Basis

The following tables set forth, by level within the fair value hierarchy (see Note 2), financial assets and liabilities, at fair value as of December 31, 2015. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Financial Assets, At Fair Value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Securities segregated for regulatory purposes	$ 15,214	$ -	$ -	$ 15,214
Deposit with clearing organization	459	-	-	459
Receivables from brokers, dealers and clearing organizations:				
Currency spot and forward contracts	-	13	-	13
	$ 15,673	$ 13	$ -	$ 15,686

	Financial Liabilities, At Fair Value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Payables to brokers, dealers and clearing organizations:				
Currency spot and forward contracts	$ -	$ 4	$ -	$ 4
	$ -	$ 4	$ -	$ 4

There were no transfers of financial assets and financial liabilities between Levels 1 and 2 during the year ended December 31, 2015. The Company has no Level 3 assets.

Netting of Financial Assets and Financial Liabilities

The Company does not net securities borrowed and securities loaned, and securities purchased under agreements to resell and securities sold under agreements to repurchase, which are presented on a gross basis in the statement of financial condition. In the tables below, the amounts of financial instruments that are not offset in the statement of financial condition, but could be netted against cash or financial instruments with specific counterparties under master netting agreements, including clearing houses or over the counter currency forward contract counterparties, are presented to provide financial statement readers with the Company's estimate of its net amount with counterparties for these financial instruments.

The following table sets forth the netting of financial assets and of financial liabilities as of December 31, 2015.

	As of December 31, 2015										
	Gross Amounts of Recognized		Amounts Offset in the Statement of Financial Condition		Net Amounts Presented in the Statement of Financial Condition		Amounts Not Offset in the Statement of Financial Condition				
							Cash or Financial Instruments		Net Amount		
Offsetting of Financial Assets:											
Securities segregated for regulatory purposes - purchased under agreements to resell	$	562 [1]	$	-	$	562	$	(562)	$	-	
Securities borrowed		3,013		-		3,013		(3,008)		5	
Securities purchased under agreements to resell		195		-		195		(195)		-	
Total	$	3,770	$	-	$	3,770	$	(3,765)	$	5	
Offsetting of Financial Liabilities:											
Securities loaned	$	2,828	$	-	$	2,828	$	(2,730)	$	98	
Securities sold under agreements to repurchase		195		-		195		(195)		-	
Total	$	3,023	$	-	$	3,023	$	(2,925)	$	98	

[1] As of December 31, 2015, the Company had $0.6 billion of securities purchased under agreements to resell that were segregated to satisfy regulatory requirements. These securities are included in "Cash and securities - segregated for regulatory purposes."

Secured Financing Transactions – Maturities and Collateral Pledged

The following table presents gross obligations for securities loaned transactions by remaining contractual maturity and class of collateral pledged.

	December 31, 2015									
	Remaining Contractual Maturity									
	Overnight and Open		Less than 30 days		30 - 90 days		Over 90 days		Total	
Securities loaned										
Stocks	$	2,808	$	-	$	-	$	-	$	2,808
Corporate bonds		20		-		-		-		20
Securities sold under agreements to repurchase				25		170		-		195
Total	$	2,828	$	25	$	170	$	-	$	3,023

Financial Assets and Financial Liabilities Not Measured at Fair Value

The following table represents the carrying value, fair value and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition. The following table excludes all non-financial assets and liabilities.

	As of December 31, 2015				
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Assets, not measured at fair value:					
Cash and cash equivalents	$ 1,119	$ 1,119	$ 1,119	$ -	$ -
Cash and securities - segregated for regulatory purposes	3,341	3,341	2,779	562	
Securities borrowed	3,013	3,013		3,013	
Securities purchased under agreements to resell	195	195		195	
Other receivables: customers	16,289	16,289		16,289	
Other receivables: brokers, dealers and clearing organizations	246	246		246	
Other receivables: affiliates	218	218		218	
Other receivables: interest	59	59		59	
Other assets	2	2		2	
Total Financial Assets, not measured at fair value:	$ 24,482	$ 24,482	$ 3,898	$ 20,584	$ -
Financial Liabilities, not measured at fair value:					
Payable to customers	33,748	33,748		33,748	
Securities loaned	2,828	2,828		2,828	
Securities sold under agreements to repurchase	195	195		195	
Other payables: brokers, dealers and clearing organizations	113	113		113	
Total Financial Liabilities, not measured at fair value:	$ 36,884	$ 36,884	$ -	$ 36,884	$ -

5. SEGREGATION OF FUNDS AND RESERVE REQUIREMENTS

As a result of customer activities, the Company is obligated by rules mandated by its primary regulators, the SEC, the CFTC and the SFC, to segregate or set aside cash or qualified securities to satisfy such rules which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which cash or securities are deposited as required to conduct of day-to-day clearance activities.

Cash and securities – segregated for regulatory purposes consist of the following:

Interest bearing cash deposits	$	2,779
Securities purchased under agreements to resell		562
U.S. Treasury securities		15,214
	$	18,555

In accordance with the Rule 15c3-3 of the Securities Exchange Act of 1934, the Company is required to maintain separate bank accounts for the exclusive benefit of customers. At December 31,

2015, the Company held cash and securities of $14,163 and securities purchased under agreements to resell with a carrying value of $562 to satisfy this requirement.

During the year ended December 31, 2015, the Company performed the computations for the assets in the proprietary accounts of brokers (commonly referred to as "PAB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection). At December 31, 2015, the Company had no PAB segregation requirement. However, the Company had segregated $5 for the exclusive benefit of PAB customers.

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. At December 31, 2015, the Company had cash and securities of $2,777, receivables from brokers, dealers and clearing organizations of $53 and commodities option contracts with net short market value of $73 segregated to satisfy this requirement. At December 31, 2015, the net market values of long and short commodity option contracts were included in payables to brokers, dealers and clearing organizations.

In accordance with CFTC Regulation 30.7, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers on foreign boards of trade. At December 31, 2015, the Company had cash and securities in the amount of $384 and receivables from brokers, dealers and clearing organizations of $61.

NFA Financial Requirements Section 14 requires the Company to hold amounts, equal to or in excess of its retail forex obligation, at one or more qualifying institutions in the United States or money center countries (as defined in CFTC Regulation 1.49). NFA authorized the Company to utilize its daily securities reserve computations performed in accordance with SEC Rule 15c3-3 to satisfy this requirement.

Pursuant to the SFC client money segregation rules, the Company is required to ensure that all client money held in Hong Kong is segregated in Hong Kong. As allowed by the SFC rules, these segregation requirements are partially satisfied through amounts segregated in bank accounts also designated as CFTC Rule 30.7 foreign secured accounts. At December 31, 2015, the Company had cash in the amount of $664 and receivables from brokers, dealers and clearing organizations of $27 to satisfy this requirement. Of this amount, $175 is included in the aforementioned calculation and $489 is used exclusively in the SFC client money segregation.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, equal to the greater of $0.5 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the CFTC's minimum financial requirements (Regulation 1.17), which require it to maintain minimum net capital, as defined, equal to the greater of a) $20 plus 5% of total retail forex obligations in excess of $10 or b) 8% of the total commodities risk margin requirement for all positions carried in customer and non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5% of aggregate debit balances arising from customer transactions. At December 31, 2015, the Company had net capital of $2,367, which was $2,108 in excess of the required net capital of $259.

7. RELATED PARTY TRANSACTIONS

The Operating Companies, in addition to the Company, are comprised of the following companies: Interactive Brokers Canada Inc. ("IBC"), Interactive Brokers (U.K.) Limited and its subsidiary, Interactive Brokers (U.K.) Nominee Limited (collectively "IBUK"), Interactive Brokers Hong Kong Limited ("IBHK"), Interactive Brokers Securities Japan, Inc. ("IBSJ"), Interactive Brokers (India) Private Limited ("IBI"), Interactive Brokers Australia Pty Limited and its subsidiary, Interactive Brokers Australia Nominees Pty Limited (collectively, "IBA"), Timber Hill LLC ("THLLC"), Timber Hill Europe AG and its subsidiary, Timber Hill (Liechtenstein) AG (collectively, "THE"), Timber Hill Canada Company ("THC"), Timber Hill Australia Pty Limited ("THA"), Interactive Brokers Hungary Kft ("IBH"), Interactive Brokers Financial Products S.A. ("IBFP"), Interactive Brokers Software Services Estonia OU ("IBEST"), Interactive Brokers Software Services Russia ("IBRUS"), and IB Exchange Corp. ("IBEC") and its subsidiaries IB Corp. and Covestor, Inc. and its subsidiary, Covestor Limited (collectively, "Covestor").

These companies share administrative, financial and technological resources and the broker-dealer and securities dealer Operating Companies engage in securities transactions such as trade execution in the ordinary course of business with the Company.

Brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including interest, administrative, consulting and service fees and advances between Operating Companies are netted by Operating Company.

Included in assets in the statement of financial condition were the following amounts with related parties at December 31, 2015:

Securities borrowed	$	2,303
Other receivables: customers - director, officer and affiliate customer account balances		1,068
Other receivables: brokers, dealers and clearing organizations		144
Other receivables: affiliates		218
Other receivables: interest		6

Included in liabilities in the statement of financial condition are the following amounts with related parties at December 31, 2015:

Securities loaned	$	2,815
Payable to customers		1,373
Securities sold under agreements to repurchase		195
Other payables: brokers, dealers and clearing organizations		3
Other payables: affiliates		53

8. DEFINED CONTRIBUTION AND EMPLOYEE INCENTIVE PLANS

Defined Contribution Plan

The Group offers substantially all employees of U.S.-based operating companies who have met minimum service requirements the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. The plan provides for the Company to match 50% of the employees' pretax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

2007 Stock Incentive Plan

Under IBG, Inc.'s 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 30 million shares of IBG, Inc.'s common stock may be granted and issued to directors, officers, employees, contractors and consultants of the Parent and its subsidiaries, including the Company. The purpose of the Stock Incentive Plan is to promote the Company's long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine which employees are eligible to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of restricted common stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon a participant's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

The Company expects to continue to grant awards on or about December 31 of each year to eligible participants as part of an overall plan of equity compensation. Shares of common stock vest and become distributable to employees in accordance with the following schedule:

- 10% on the first vesting date, which is on or about May 9 of each year; and

- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with the Company and compliance with non-competition and other applicable covenants.

The following is a summary of stock plan activity for the year ended December 31, 2015:

	2007 Stock Incentive Plan Shares	Intrinsic Value of SIP Shares which Vested and were Distributed [1]	
Balance, January 1, 2015	2,451,714		
Granted	295,969		
Transferred (out) [2]	(139,417)		
Forfeited, net	(44,122)		
Distributed	(560,683)	$	19
Balance, December 31, 2015	2,003,461		

[1] Intrinsic value of SIP shares distributed represents the compensation value reported to the participants.

[2] Shares transferred out in accordance with the transfer of IB Corp, as described in Note 1.

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year (see Note 2). In accordance with the vesting schedule, outstanding awards vest and are distributed to participants yearly on or about May 9 of each year. At the end of each year, there are no vested awards that remain undistributed.

Awards granted under the ROI Unit Stock Plan and the Stock Incentive Plan are subject to forfeiture in the event a participant ceases employment with the Company. The stock plans provide that participants who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the participant is over the age of 59, in which case the participant would be eligible to receive 100% of unvested awards previously granted. Distributions of remaining awards granted on or before January 1, 2009 to former participants will occur within 90 days of the anniversary of the termination of employment date over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. Distributions of remaining awards granted on or after January 1, 2010 to former participants will occur over the remaining vesting schedule applicable to each grant. Through December 31, 2015, a total of 47,523 shares have been distributed under these post-employment provisions. These distributions are included in the stock plans activity table above.

9. **PROPERTY AND EQUIPMENT**

Property and equipment, which is included in other assets in the statement of financial condition is comprised of leasehold improvements, computer equipment, computer software and office furniture and equipment.

At December 31, 2015, property and equipment consisted of:

Leasehold improvements	$	10
Computer equipment		4
Computer software		1
Office furniture and equipment		1
		16
Less - accumulated depreciation and amortization		(10)
Property and equipment, net	$	6

11. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Claims Against Customers

On January 15, 2015, due to the sudden move in the value of the Swiss franc that followed an unprecedented action by the Swiss National Bank, which removed a previously instituted and repeatedly reconfirmed cap of the currency relative to the Euro, several of the Company's customers who held currency futures and spot positions suffered losses in excess of their deposits with the Company. The Company took immediate action to hedge its exposure to the foreign currency receivables from these customers. The Company estimates the losses related to this event, net of hedging activity and debt collection efforts, to be approximately $119 million. The Company is actively pursuing collection of the debts. The ultimate effect of this incident on the Company's results will depend upon the outcome of the Company's debt collection efforts.

Litigation

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company has not been able to quantify the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Management believes that the resolution of these actions will not have a material effect, if any, on the Company's business or financial condition.

The Company accounts for potential losses related to litigation in accordance with FASB ASC 450, "Contingencies". As of December 31, 2015, reserves provided for potential losses related to litigation matters were not material.

Trading Technologies Matter

On February 3, 2010, Trading Technologies International, Inc. ("Trading Technologies") commenced an action in the U.S. District Court for the Northern District of Illinois, Eastern Division, against IBG LLC and the Company ("Defendants") alleging infringement of twelve U.S. patents and seeking, among other things, unspecified damages and injunctive relief. The Defendants filed an answer denying the claims and asserted counterclaims seeking a declaration that the patents have not been infringed and are invalid. The Defendants and/or certain codefendants filed petitions with the U.S. Patent and Trademark Office ("USPTO") for Covered Business Method ("CBM")

Review on eight of the asserted patents, and will likely file petitions with respect to the others. Thus far the USPTO issued decisions instituting CBM Review on two of the asserted patents and has made a finding that it is more likely than not that the patents are invalid. While it is too early to predict the outcome of the matter, the Company believes it has meritorious defenses to the allegations made in the complaint and intends to defend itself vigorously against them.

Class Action Matter

On December 18, 2015, a former individual customer filed a purported class action complaint against the Company, IBG, Inc., and Thomas Frank, PhD, the Company's Executive Vice President and Chief Information Officer, in the U.S. District Court for the District of Connecticut. The complaint alleges that the former customer and members of the purported class of the Company's customers were harmed by alleged "flaws" in the computerized system used by the Company to close out (i.e., liquidate) positions in customer brokerage accounts that have margin deficiencies. The complaint seeks, among other things, undefined compensatory damages and declaratory and injunctive relief.

The Company believes that the complaint is without merit and the Company has filed a motion to dismiss it. Among other things, the Company's customer agreement, federal law and associated industry rules grant broker-dealers broad discretion to close out margin-deficient customer accounts for the broker's protection. Further, the Company does not believe that a purported class action is appropriate given the great differences in portfolios, markets and many other circumstances surrounding the liquidation of any particular customer's margin-deficient account. The Company and the related defendants intend to defend themselves vigorously against the case and, consistent with past practice in connection with this type of unwarranted action, any potential claims for counsel fees and expenses incurred in defending the case shall be fully pursued against the plaintiff.

Guarantees

The Company provides guarantees to securities and futures clearinghouses and exchanges which meet the accounting definition of a guarantee under FASB Topic ASC 460, "Guarantees." Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

In connection with its retail brokerage business, the Company performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers with the respective clearing houses. If a customer fails to fulfill its settlement obligation, the Company must fulfill those settlement obligations. The Company is fully secured by assets in customers' accounts and any proceeds received from securities and commodities transactions entered into by the Company on behalf of customers. No contingent liability is carried on the statement of financial condition for such customer obligations.

Leases

The Company has non-cancelable operating leases covering office space. Office space leases are subject to escalation clauses based on specified costs incurred by the landlord and contain renewal elections. As of December 31, 2015, the Company's proportionate share of minimum annual lease commitments totaled $30 million, inclusive of amounts allocated by affiliates, as follows:

YEAR		
2016	$	5
2017		5
2018		5
2019		2
Thereafter		13
	$	30

12. COLLATERALIZED TRANSACTIONS

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to obtain securities for settlement and to earn residual interest rate spreads. In addition, the Company's customers pledge their securities owned to collateralize margin loans. Under these transactions, the Company either receives or provides collateral, including equity, corporate debt and U.S. government securities. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver these securities to counterparties to cover short positions.

The Company also engages in securities financing transactions with and for customers through margin lending. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. Customers' required margin levels and established credit limits are monitored continuously by risk management staff using automated systems. Pursuant to the Company's policy and as enforced by such systems, customers are required to deposit additional collateral or reduce positions, when necessary to avoid automatic liquidation of their positions.

Margin loans are extended to customers on a demand basis and are not committed facilities. Factors considered in the acceptance or rejection of margin loans are the amount of the loan, the degree of leverage being employed in the customer account and an overall evaluation of the customer's portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral. Additionally, transactions relating to concentrated or restricted positions are limited or prohibited by raising the level of required margin collateral (to 100% in the extreme case). Underlying collateral for margin loans is evaluated with respect to the liquidity of the collateral positions, valuation of securities, volatility analysis and an evaluation of industry concentrations. Adherence to the Company's collateral policies significantly limits the Company's credit exposure to margin loans in the event of a customer's default. Under margin lending agreements, the Company may request additional margin collateral from customers and may sell securities that have not been paid for or purchase securities sold but not delivered from customers, if necessary. At December 31, 2015, approximately $16.3 billion of customer margin loans were outstanding.

The following table summarizes amounts related to collateralized transactions at December 31, 2015:

Securities received, at fair value:	Permitted to Repledge		Sold or Repledged	
Securities lending transactions	$	11,213	$	3,008
Agreements to resell [1]		757		757
Customer margin securities		13,821		5,959
	$	25,791	$	9,724

[1] At December 31, 2015, $0.6 billion or 74% of securities acquired through agreements to resell that are shown as repledged have been deposited in a separate bank account for the exclusive benefit of customers in accordance with SEC Rule 15c3-3.

13. SUBSEQUENT EVENTS

As required by FASB ASC 855, "Subsequent Events", the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued.

No recordable or disclosable events occurred.

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